UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number 1-37459

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China 467091

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As previously reported on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on July 11, 2017, Yulong Eco-Materials Limited (the “Company”), a Cayman Islands exempted company, received a notice from the Nasdaq Hearings Panel (the “Panel”) on July 7, 2017 indicating that it has determined to suspend the Company’s ordinary shares, from trading on The Nasdaq Stock Market, effective at the open of business on July 11, 2017. The Company has a right to appeal the Panel’s determination before July 24, 2017.

On July 21, 2017, the Company submitted an appeal request requesting the Nasdaq Listing and Hearing Review Council to review the Panel’s determination and stay any Panel action to suspend the Company’s listing.

In addition, the Company intends to submit an updated plan to regain compliance (“Updated Plan”) with Nasdaq’s Listing Rules. The Company is working diligently on its Updated Plan and plans to submit it to the Panel by August 4, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YULONG ECO-MATERIALS LIMITED.

By:	/s/ Yulong Zhu
Yulong Zhu, Chief Executive Officer

Date: July 27, 2017